April 9, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:     Katherine Wray

Re:          Spherix Incorporated
Registration Statement on Form S-3
Filed February 3, 2014
File No. 333-193729

Dear Ms. Wray,

    The following responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in its comment letter dated February 27, 2014 (the "Comment Letter") relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) filed by Spherix Incorporated (the “Company”).

General

1.
We note that your filing is seeking to register the resale of 7,538,308 shares of your common stock and that you had 4,371,885 shares outstanding as of January 31, 2014. Given the nature of the offering and the number of shares being offered for resale relative to the total number of shares outstanding, it appears that these securities may be being offered by or on behalf of the registrant. In your response letter, please provide a detailed legal analysis of whether the proposed offering is by or on behalf of the registrant. For additional guidance, please consider Question 212.15 and Interpretation 612.09 of'our Securities Act Rules Compliance and Disclosure Interpretations.

Response:

The proposed offering under the Registration Statement is not being conducted by or on behalf of the Company.  Additionally, none of the selling stockholders in the Registration Statement would be characterized as “parents, subsidiaries or affiliates of the Issuer”, which would otherwise preclude the Company from utilizing Form S-3 for the secondary resale of shares held by these shareholders.  Rockstar Consortium US LP (“Rockstar”), who is a principal selling shareholder in the Registration Statement, is a company that is the successor to the Nortel Networks bankruptcy entity holding over $4.5 billion of patents and intellectual property rights that is owned by Apple, Microsoft, Blackberry, Sony and Ericsson.  Rockstar can not possibly be viewed as being owned, controlled or in common control with, the Company and is completely independent of the Company.

6430 Rockledge Drive, Suite 503
Bethesda, MD 20817
Tel.:  (703) 992-9260
Fax:  (703) 992-9348
www.spherix.com

Katherine Wray
United States Securities and Exchange Commission
April 9, 2014

Rockstar’s ownership of Company securities, which currently is only 376,981 shares of common stock or approximately 4% of the current 8,383,077 shares of common stock issued and outstanding,  falls well under the commonly used 10% threshold when determining affiliate status based on the shareholder’s holdings.  Rockstar owns an additional 459,043 shares of non-voting Series H Preferred Stock (each of which is convertible into 10 shares of common stock) and 119,760 shares of non-voting Series I Preferred Stock (each of which is convertible into 20 shares of common stock).  However, both the Series H Preferred Stock and the Series I Preferred Stock contain beneficial ownership limitation provisions (“conversion blockers”) that preclude Rockstar from converting its preferred stock to the extent such conversion would cause their beneficial ownership to exceed 4.99% of the Company’s issued and outstanding common stock.  On a fully-diluted basis, the Company has approximately 25 million common stock equivalents outstanding thus the registration represents only approximately 25% of the fully-diluted common equity of the Company.

With respect to the Rockstar shares included, in addition to the foregoing conversion blockers , Rockstar can never convert nor vote (or, consequently sell) any Series H Prefererd Stock or the Series I Preferred Stock (or common stock underlying such securities)  unless and until such time as the Company has obtained the requisite shareholder approval for the issuance of such securities pursuant to NASDAQ Listing Rule 5635.  As required by NASDAQ, such shares may never be converted unless shareholders approve and as of the date of the original filing of the Registration Statement and presently the Company has not obtained shareholder approval in accordance with NASDAQ listing rules and thus all preferred shares held by Rockstar are unable to be converted, voted or sold.

Additionally, the remaining selling stockholders, each of whom individually holds less than 9.99% of the Company’s issued and outstanding common stock, are, in the aggregate, offering 252,688 shares of common stock or approximately 3% of the total number of shares of issued and outstanding common stock (and 1% of the issued and outstanding common stock assuming full conversion of the Company’s outstanding preferred stock) without regard to beneficial ownership limitations.

In addition to the statutory language, we have reviewed the factors set forth in CDI 612.09 and respond to those factors as follows:

•
Length of time the securities have been held:  The issuance of the securities to Rockstar occurred in December 2013.  The Company had consummated a previous transaction with Rockstar in July 2013 pursuant to which it issued Rockstar 176,991 shares of common stock in consideration for certain patents and patent applications.  As of the date hereof, Rockstar continues to hold its 176,991 shares of common stock despite the fact that such shares are eligible for resale pursuant to Rule 144.  Additionally, as a condition to receiving the securities in December 2013, Rockstar agreed to execute a lockup agreement precluding any sales of the securities by Rockstar, subject to certain leakout exceptions.  By looking at the overall picture of Rockstar’s investment in the Company, it is clear that its investment is made with a view for long term hold.  We believe Rockstar sought registration of its shares by inclusion in the registration statement solely for purposes of accounting treatment afforded registered shares, as advised by its financial advisors to support its audits, and was a negotiated business term.    Registration does not indicate any change in its long term investment intent.

•
Circumstances under which the securities were received:  The securities issued to Rockstar were issued in a business transaction not involving a financing or offering, in consideration for the acquisition of certain patents and patent applications by the Company The resale of the securities was restricted at the time of sale, and any resale had to be effected in accordance with Rule 144 or the resale registration statement. Additionally, as stated above, the securities are subject to a lockup agreement, restricting the sale of such securities by Rockstar and Rockstar is further prevented from converting or voting its shares of Series H Preferred Stock and Series I Preferred Stock until such time as the Company’s shareholders approve the issuance of such securities. The securities were valued at $8.35 per share, or 100% of the closing bid price on the date prior to issuance, with no discount to market, a price substantially in excess of the current market price.

Katherine Wray
United States Securities and Exchange Commission
April 9, 2014

•
Relationship with the issuer:  Rockstar does not have any material relationship to the Issuer.  Rockstar has no management rights or board representation or observer rights.  Despite the fact that the Company had previously acquired patents and patent applications from Rockstar in July 2013 for shares of common stock, immediately prior to the acquisition of the securities being offered for resale on this Registration Statement, Rockstar held less than 4.99% of the Company’s issued and outstanding common stock.

•
Amount of securities sold:  The Company is registering an aggregate of 7,538,308 shares of common stock, which represents less than one-third of the issued and outstanding common stock, assuming the full conversion of all outstanding shares of Preferred Stock, disregarding any beneficial ownership limitations.  Additionally, 6,985,630 shares being offered for resale under the Registration Statement are subject to beneifical ownership limitations and restrictions on voting and conversion (and consequently, sales) pursuant to NASDAQ Listing Rule 5635.  Consequently, only 552,678 shares of common stock, or approximately 2% of the issued and outstanding common stock (assuming full conversion of all outstanding shares of Preferred Stock, disregarding any beneficial ownership limitations)  would be available for immediately sale by the selling stockholders upon the effectiveness of the Registration Statement.

•
Is the person in the business of underwriting securities:  Rockstar is not in the business of underwriting securities and is not a broker-dealer or an affiliate of a broker-dealer.  Rockstar does not engage regularly in the sale of securities and, prior to the acquisition of the securities being registered on the Registration Statement, agreed to extensive restrictions on the resale of such securities, including beneficial ownership limitations at a very low threshhold, a lockup of the securities restricting all sales, subject to certain exceptions and agreed to consummate the transaction despite the fact that they would be unable to convert, vote or sell its shares of Series H Preferred Stock and Series I Prefererd Stock, for a potentially indefinite period of time, until such time as the Company obtain shareholder approval of the issuance.   Notwithstanding Rockstar’s restrictions on conversions and sales of the Series H Preferred Stock and Series I Preferred Stock, Rockstar has an economic interest in holding the securities for at least two years.  The Series I Preferred Stock is redeemable for an aggregate of $20 million in four quarterly $5 million payments.  The shares of common stock underlying the Series I Preferred Stock were valued, at the time of issuance, at a per share price of $8.35.  As of this date of this response, the last closing price of the Company’s common stock was $2.52 or approximately 30% less per share of the value Rockstar would receive in cash if it holds the shares at the time the Company is required to make a redemption payment.  As a selling stockholder, Rockstar is not acting on behalf of the Company with respect to any shares it might resell.

•
Is the person a conduit for the Company: Rockstar and the Company both assert that Rockstar is acting independently from the Company.  The resale registration is a typical, arms’ length resale, from which the Company will derive no proceeds.  Rockstar’s participation in the resale is not a disguised primary offering and Rockstar, while participating in the resale registration, is attempting to secure certainty in accounting treatment and to the best of the Company’s knowledge has no current expectation of resale and no plan or timetable for disposal of its securities.  The Company is anticipates proceeding with any other potential financing plans required to develop its patent monetization business, entirely apart from any resale by Rockstar of its common stock under the Registration Statement.

The Company confirms that the totality of the circumstances indicate that offering of shares for resale under this Registration Statement are not being offered by or on behalf of the Company.

Katherine Wray
United States Securities and Exchange Commission
April 9, 2014

2.
We note that you report a net loss of $13.8 million for the nine months ended September 30, 2013. As it appears you may fail to satisfy the conditions of Item 8-08(b) of Regulation S-X, please file your audited financial statements for the fiscal year ended December 31, 2013, prior to the requested date of effectiveness of' your registration statement, or provide your analysis of why you believe you are not required to update your financial statements at this time. For additional guidance, please consider Section 1220.3 of our Financial Reporting Manual

Response:

The Company filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 on March  31, 2014.

Outside Front Cover Page

3.
Please revise your cover page to include disclosure regarding concurrent offerings. Specifically, please disclose the total number of shares that are being concurrently offered by selling stockholders of the company and the portion of that total offered by means of a separate prospectus. In this regard, we refer to your registration statement on Form S-1 (file no. 333-192737) that was declared effective January 24, 2014.

Response:

The Company has revised the cover page to the Registration Statement to include discoslosure regarding the concurrent offerings.

Selling Stockholders, page 10

4.
Please tell us whether any selling security holder is a broker-dealer or an affiliate of a broker-dealer. Be advised that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. In addition, to the extent any selling security holder is an affiliate of a broker-dealer, state whether the selling security holder had any agreements, plans or arrangements to dispose of the shares at the time the selling security holder acquired the shares.

Response:

The Company has revised the Registration Statement to include disclosure that, to the best of its knowledge, no selling stockholder is registered as a broker dealer or an affiliate of a broker dealer.

5.
Identify the person or persons who exercise sole or shared voting or investment control over the Spherix securities held by Hudson Bay IP Opportunities Master Fund LP. See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

The Company has revised the Registratrion Statement to identify the person or persons who exercise voting and investment control over the securities of the Company held by Hudson Bay IP Opportunities Master Fund LP.

Katherine Wray
United States Securities and Exchange Commission
April 9, 2014

6.
Footnote 9 contains a disclaimer of beneficial ownership. To the extent that you retain this disclaimer, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808. Alternatively, delete the disclaimer.

Response:

The Company has revised the Registration Statement to remove the disclaimer.

Incorporation of Documents by Reference, page 21

7.
We note that you filed several current reports on Form 8-K subsequent to the filing of this Form S-3. Please amend your registration statement to specifically incorporate these filed current reports. See Item 12(a) of Form S-3. Please also consider including a statement to the effect that all Exchange Act filings required to be incorporated by reference that you file after "the date of the registration statement and prior to effectiveness of the registration statement" shall be deemed to e incorporated by reference into the prospectus. For guidance, refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s Comment #7.

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

     Sincerely,

/s/ Anthony Hayes
Anthony Hayes, Chief Executive Officer

cc:            Tara Guarneri-Ferrara, Esq.